June 30, 2017

Via EDGAR

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Bruker Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 1, 2017
File No. 000-30833

Dear Mr. Cascio:

This letter is being filed by Bruker Corporation (the “Company”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 26, 2017 (the “Comment Letter”) to Anthony L. Mattacchione, Chief Financial Officer and Senior Vice President of the Company.

Our response to the Staff’s comment contained in the Comment Letter is set forth below.  For convenient reference, the Staff’s comment is set forth in italics before the response.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion And Analysis of Financial Condition and Results of Operations

1.                                      We note the significant impact of the foreign tax rate differential on your effective tax rate on page 100. In future filings, revise to explain the impact of non-U.S. lower taxed jurisdictions on your effective tax rate, including a discussion of the primary taxing jurisdictions where your foreign earnings are derived, the location of tax holidays and the relevant statutory rates in those jurisdictions.  Discuss any uncertainties relating to the income tax rates or benefits you currently receive in those jurisdictions.  Refer to Item 303(a)(3) of Regulation S-K.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that in our future filings we will expand our disclosures included in Management’s Discussion and Analysis of Financial Condition and Results of Operations to explain, to the extent material, the impact of non-U.S. lower taxed jurisdictions on our effective tax rate. Specifically, we will add appropriate discussion of the primary taxing jurisdictions where our foreign earnings are derived, the location of tax holidays, if any, and the relevant statutory rates in those jurisdictions, as well as any material uncertainties relating to the income tax rates or benefits we receive in those jurisdictions.

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If you would like to discuss the Company’s response, or any further questions that you may have, please do not hesitate to contact the undersigned at (978) 663-3660.

Very truly yours,

/s/ ANTHONY L. MATTACCHIONE

Anthony L. Mattacchione
Chief Financial Officer and Senior Vice President

cc:	Securities and Exchange Commission
Andri Carpenter
Caleb French
Geoff Kruczek